Exhibit 99.2

Colliers International Group Inc. Fourth Quarter 2019 Financial Results February 12, 2020

Forward - Looking Statements This presentation includes or may include forward - looking statements. Forward - looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These sta tem ents involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from a ny future results, performance or achievements contemplated in the forward - looking statements. Such factors include: economic conditions, especiall y as they relate to commercial and consumer credit conditions and business spending; commercial real estate property values, vacancy ra tes and general conditions of financial liquidity for real estate transactions; the effects of changes in foreign exchange rates in r ela tion to the US dollar on Canadian dollar, Australian dollar, UK pound sterling and Euro denominated revenues and expenses; competition in markets s erv ed by the Company; labor shortages or increases in commission, wage and benefit costs; disruptions or security failures in information tec hnology systems; and political conditions or events, including elections, referenda, changes to international trade and immigration p oli cies and any outbreak or escalation of terrorism or hostilities. Additional factors and explanatory information are identified in the Company’s Annual Information Form for the year ended Dec emb er 31, 2019 under the heading “Risk Factors” (which factors are adopted herein and a copy of which can be obtained at www.sedar.com) an d other periodic filings with Canadian and US securities regulators. Forward looking statements contained in this presentation are ma de as of the date hereof and are subject to change. All forward - looking statements in this press release are qualified by these cautionary stateme nts. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward - looking statement, whethe r as a result of new information, future events or otherwise. Non - GAAP measures This presentation makes reference to the non - GAAP measures Adjusted EBITDA and Adjusted EPS. Please refer to Appendix for reconciliations to GAAP measures. 2

3 Fourth Quarter 2019 Results • Solid operating results with growth in all service lines • Quarterly revenues up 4% (5% in local currency) with internal growth of 2% • Adjusted EBITDA up 8% (10% in local currency) • Adjusted EPS of $2.01, up 14% from the prior year quarter • Acquisition pipeline remains robust o Completed a total of four acquisitions in 2019 o Announced the acquisition of Dougherty Financial, a leading debt finance and loan servicing provider in the US, expected to close in Q2 2020 o Subsequent to quarter end, completed the acquisition of former affiliate in Austin, Texas

4 Fourth Quarter 2019 Results Summary (US$ millions, except per share amounts) (1) Local currency (“LC”) basis, excluding the effects of foreign currency exchange rate fluctuations USD LC (1) Revenue 928.3 889.9 4% 5% Adjusted EBITDA 144.3 133.2 8% 10% Adjusted EBITDA Margin 15.5% 15.0% Adjusted EPS 2.01 1.77 14% GAAP Operating Earnings 99.4 98.1 1% GAAP Operating Earnings Margin 10.7% 11.0% GAAP EPS 1.20 1.33 -10% USD LC (1) Revenue 3,045.8 2,825.4 8% 10% Adjusted EBITDA 359.5 311.4 15% 18% Adjusted EBITDA Margin 11.8% 11.0% Adjusted EPS 4.67 4.09 14% GAAP Operating Earnings 218.2 201.4 8% GAAP Operating Earnings Margin 7.2% 7.1% GAAP EPS 2.57 2.45 5% Q4 2019 Q4 2018 % Change over Q4 2018 Full Year 2019 Full Year 2018 % Change over Full Year 2018

292.5 285.3 259.9 257.0 331.2 308.7 44.7 38.9 928.3 889.9 2019 2018 5 Fourth Quarter Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Service s, Project Management, Workplace Solutions, Property Marketing and Research Services. Q4 Revenues Outsourcing & Advisory (1) Investment Management Sales Brokerage Lease Brokerage 41% Recurring % Change over Q4 2018 USD LC Investment Management 15% 15% Outsourcing & Advisory 7% 8% Sales Brokerage 1% 3% Lease Brokerage 3% 3% Total 4% 5% Revenue Mix Q4 2019 Q4 2018 Investment Management 5% 4% Outsourcing & Advisory 36% 35% Sales Brokerage 28% 29% Lease Brokerage 31% 32% Total 100% 100%

946.4 903.9 775.9 780.9 1,148.9 1,064.6 174.6 76.0 3,045.8 2,825.4 2019 2018 6 Full Year Consolidated Revenues (US$ millions) (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Service s, Project Management, Workplace Solutions, Property Marketing and Research Services. 2019 Revenues Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage Investment Management 44% Recurring Revenue Mix 2019 2018 Investment Management 6% 3% Outsourcing & Advisory 38% 38% Sales Brokerage 25% 27% Lease Brokerage 31% 32% Total 100% 100% % Change over 2018 USD LC Investment Management NM NM Outsourcing & Advisory 8% 11% Sales Brokerage -1% 2% Lease Brokerage 5% 6% Total 8% 10%

7 (1) Q4 2019 GAAP Operating Earnings: $35.5M Americas, $42.7M EMEA, $28.1M Asia Pacific, $9.9M Investment Management (2) Q4 2018 GAAP Operating Earnings: $34.3M Americas, $38.9M EMEA, $27.2M Asia Pacific, $11.1M Investment Management Q4 2019 Revenues Q4 2019 Adjusted EBITDA 1 Fourth Quarter Geographic Split (US$ millions) Q4 2018 Revenues Q4 2018 Adjusted EBITDA 2 52% 24% 19% 5% Americas 486.0 EMEA 225.6 Asia Pacific 171.7 Investment Management 44.7 33% 34% 22% 11% Americas 50.2 EMEA 51.2 Asia Pacific 32.5 Investment Management 16.5 32% 35% 13% 20% Americas 45.6 EMEA 48.9 Asia Pacific 29.0 Investment Management 17.7 53% 25% 18% 4% Americas 474.5 EMEA 216.9 Asia Pacific 159.2 Investment Management 38.9

8 (1) 2019 GAAP Operating Earnings: $103.7M Americas, $48.5M EMEA, $67.1M Asia Pacific, $35.0M Investment Management (2) 2018 GAAP Operating Earnings: $105.5M Americas, $53.9M EMEA, $66.2M Asia Pacific, $12.3M Investment Management 2019 Revenues 2019 Adjusted EBITDA 1 Full Year Geographic Split (US$ millions) 2018 Revenues 2018 Adjusted EBITDA 2 55% 21% 18% 6% Americas 1,690.5 EMEA 636.5 Asia Pacific 542.6 Investment Management 174.6 41% 22% 20% 17% Americas 151.3 EMEA 80.3 Asia Pacific 76.2 Investment Management 61.9 43% 27% 8% 22% Americas 141.5 EMEA 88.5 Asia Pacific 73.4 Investment Management 26.1 56% 22% 19% 3% Americas 1,596.2 EMEA 623.2 Asia Pacific 528.4 Investment Management 76.0

9 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Americas (US$ millions) • Revenues up 3% in local currency comprised of 5% contribution from acquisitions partly offset by slightly lower Sales and Lease Brokerage against a very strong prior year comparable • Adjusted EBITDA margin positively impacted by lower costs and operating leverage in Outsourcing & Advisory services Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (2) GAAP Operating Earnings: Q4 2019 $35.5M at 7.3% margin ; Q4 2018 $34.3M at 7.2% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) 203.6 205.4 125.8 133.2 156.6 135.8 486.0 474.5 Q4 2019 Q4 2018 50.2 45.6 10.3% 9.6% Q4 2019 Q4 2018 USD LC Internal Growth (LC) Revenue Growth 2% 3% -2%

10 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Revenue EMEA (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues up 6% in local currency comprised of 5% internal growth and 1% growth from acquisitions • Internal growth driven by strong Sales and Lease Brokerage activity, particularly in Germany, the Netherlands and Spain partl y offset by a decline in Outsourcing & Advisory activity, primarily project management in France • Adjusted EBITDA margin up slightly versus the prior year quarter (2) GAAP Operating Earnings: Q4 2019 $42.7M at 18.9% margin; Q4 2018 $38.9M at 17.9% margin Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 51.5 44.6 79.4 68.4 94.7 103.9 225.6 216.9 Q4 2019 Q4 2018 51.2 48.9 22.7% 22.6% Q4 2019 Q4 2018 USD LC Internal Growth (LC) Revenue Growth 4% 6% 5%

11 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Asia Pacific (US$ millions) • Revenues up 11% in local currency comprised of 6% internal growth and 5% growth from acquisitions • Internal growth across all service lines, led by Lease Brokerage and Outsourcing & Advisory • Acquisition growth primarily driven by the acquisition of Synergy which was completed in Q4 2019 • Adjusted EBITDA margin higher due to operating leverage (2) GAAP Operating Earnings: Q4 2019 $28.1M at 16.3% margin; Q4 2018 $27.2M at 17.1% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 37.5 35.3 54.7 55.4 79.4 68.6 171.7 159.2 Q4 2019 Q4 2018 32.5 29.0 18.9% 18.2% Q4 2019 Q4 2018 USD LC Internal Growth (LC) Revenue Growth 8% 11% 6%

12 Investment Management (US$ millions) • Revenues up 15% in local currency and all internally generated, reflecting incremental management fees from new capital commitments • Adjusted EBITDA margin was primarily impacted by investments in additional resources to establish new fund products in 2020 • $32.9 Billion of AUM as of December 31, 2019, up 25% from $26.4 Billion as of December 31, 2018 (1) GAAP Operating Earnings: Q4 2019 $9.9M at 22.1% margin; Q4 2018 $11.1 at 28.5% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth 15% 15% 15% 44.7 38.9 Q4 2019 Q4 2018 16.5 17.7 36.9% 45.6% Q4 2019 Q4 2018

13 1 Includes business acquisitions, contingent acquisition consideration and purchase of non - controlling interests in subsidiaries. Capitalization & Capital Allocation (US$ millions) Highlights • Net debt / pro forma adjusted EBITDA leverage of 1.4x at December 31, 2019 • Down from 1.6x at December 31, 2018 • Announced the acquisition of Dougherty Financial, expected to close in Q2 2020 • Anticipated capital expenditures of approximately $65 - $75 million in 2020 driven by investments in office space and IT systems/software Cash $ 115.0 $ 127.0 Total Debt 611.4 672.1 Net Debt $ 496.4 $ 545.1 Redeemable non- controlling interests 359.2 343.4 Shareholders' equity 517.3 392.0 Total capitalization $ 1,372.9 $ 1,280.5 Net debt / pro forma adjusted EBITDA 1.4x 1.6x Capital Expenditures $ 12.9 $ 14.0 Acquisition Spend (1) $ 64.1 $ 14.8 Capital Expenditures $ 44.2 $ 35.6 Acquisition Spend (1) $ 108.7 $ 605.5 Twelve months ended December 31, 2019 December 31, 2018 December 31, 2019 December 31, 2018 Three months ended December 31, 2019 December 31, 2018

14 Looking Ahead 2020 Consolidated full year outlook • Expecting stable market conditions, despite ongoing geopolitical events • High single - digit consolidated revenue growth, consisting of low to mid single - digit internal growth and the balance from completed acquisitions (including Dougherty Financial). Does not include future acquisitions. • Consolidated adjusted EBITDA margin improvement of 50 - 80bps • Consolidated income tax rate of 28% - 30% • Consolidated NCI share of earnings of 18% - 20% • Mid teens adjusted EPS growth

Appendix Reconciliation of non - GAAP measures

16 Appendix Reconciliation of GAAP earnings to adjusted EBITDA (US$ thousands) Net earnings $ 67,877 $ 65,847 Income tax 25,742 25,428 Other income, net (868) (240) Interest expense, net 6,677 7,093 Operating earnings 99,428 98,128 Depreciation and amortization 25,382 23,428 Acquisition-related items 9,767 7,710 Restructuring costs 7,110 2,521 Stock-based compensation expense 2,633 1,416 Adjusted EBITDA $ 144,320 $ 133,203 Three months ended December 31, 2019 December 31, 2018 $ 137,585 $ 128,574 53,013 53,260 (1,853) (1,281) 29,452 20,845 218,197 201,398 94,664 78,730 28,532 21,975 10,252 2,938 7,831 6,394 $ 359,476 $ 311,435 Twelve months ended December 31, 2019 December 31, 2018

Appendix

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

(US$ thousands)	Three months ended December 31, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Net earnings	$ 67,877	$ 65,847	$ 137,585	$ 128,574
Non-controlling interest share of earnings	(12,930)	(14,917)	(26,829)	(23,207)
Amortization of intangible assets	16,437	15,534	61,273	48,157
Acquisition-related items	9,767	7,710	28,532	21,975
Restructuring costs	7,110	2,521	10,252	2,938
Stock-based compensation expense	2,633	1,416	7,831	6,394
Income tax on adjustments	(7,493)	(5,244)	(22,232)	(15,657)
Non-controlling interest on adjustments	(2,769)	(2,458)	(9,868)	(6,435)
Adjusted net earnings	**$ 80,632**	$ 70,409	**$ 186,544**	$ 162,739

(US$)	Three months ended December 31, 2019	Three months ended December 31, 2018	Twelve months ended December 31, 2019	Twelve months ended December 31, 2018
Diluted net earnings per common share	$ 1.20	$ 1.33	$ 2.57	$ 2.45
Non-controlling interest redemption increment	0.17	(0.05)	0.20	0.19
Amortization of intangible assets, net of tax	0.25	0.24	0.93	0.77
Acquisition-related items	0.19	0.17	0.58	0.47
Restructuring costs, net of tax	0.13	0.04	0.19	0.05
Stock-based compensation expense, net of tax	0.07	0.04	0.20	0.16
Adjusted EPS	**$ 2.01**	$ 1.77	**$ 4.67**	$ 4.09

17

Appendix Full year regional details

19 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Americas Full Year (US$ millions) • Revenues up 7% in local currency comprised of 6% growth from acquisitions and 1% internal growth • Strong internal growth in Outsourcing & Advisory services partly offset by a decline in Sales Brokerage • Adjusted EBITDA margin up slightly over last year as operating leverage benefits from H2 2019 were partly offset by incremental investments in talent acquisition earlier in the year Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage (2) GAAP Operating Earnings: 2019 $103.7M at 6.1% margin; 2018 $105.5M at 6.6% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) 691.2 648.8 424.7 441.9 574.7 505.4 1,690.5 1,596.2 2019 2018 151.3 141.5 9.0% 8.9% 2019 2018 USD LC Internal Growth (LC) Revenue Growth 6% 7% 1%

20 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Revenue EMEA Full Year (US$ millions) Adjusted EBITDA 2 (Adjusted EBITDA Margin) • Revenues up 7% in local currency comprised of internal growth of 5% and 2% growth from acquisitions • Internal growth across all service lines led by strong Sales Brokerage activity in most major markets • Adjusted EBITDA margin impacted by in talent acquisition investments made during the first half of the year and a decline in project management revenues and profitability in France (2) GAAP Operating Earnings: 2019 $48.5M at 7.6% margin; 2018 $53.9M at 8.6% margin Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 139.1 139.7 192.7 168.8 304.7 314.8 636.5 623.2 2019 2018 80.3 88.5 12.6% 14.2% 2019 2018 USD LC Internal Growth (LC) Revenue Growth 2% 7% 5%

21 (1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services Asia Pacific Full Year (US$ millions) • Revenues up 7% in local currency comprised of internal growth of 5% and 2% growth from acquisitions • Internal growth driven by Outsourcing & Advisory services • Adjusted EBITDA margin up slightly compared to 2018 (2) GAAP Operating Earnings: 2019 $67.1M at 12.4% margin; 2018 $66.2M at 12.5% margin Revenue Adjusted EBITDA 2 (Adjusted EBITDA Margin) Outsourcing & Advisory (1) Sales Brokerage Lease Brokerage 115.9 115.4 158.5 170.2 268.2 242.8 542.6 528.4 2019 2018 76.2 73.4 14.0% 13.9% 2019 2018 USD LC Internal Growth (LC) Revenue Growth 3% 7% 5%

22 Investment Management Full Year (US$ millions) • Revenues up significantly over prior year reflecting the impact of the Harrison Street acquisition in mid - 2018 • Internal growth of 20% represents incremental management fees on new capital commitments completed during the year (1) GAAP Operating Earnings: 2019 $35.0M at 20.1% margin; 2018 $12.3 at 16.2% margin Revenue Adjusted EBITDA 1 (Adjusted EBITDA Margin) USD LC Internal Growth (LC) Revenue Growth NM NM 20% 174.6 76.0 2019 2018 61.9 26.1 35.5% 34.4% 2019 2018